FOR IMMEDIATE RELEASE

Enterra Energy Trust updates exchangeable share ratio

Calgary, Alberta – February 1, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) updates the exchange ratio of Enterra Energy Corp. exchangeable shares, effective on the  redemption date of January 31, 2007 (the “Redemption Date”).  The exchange ratio of 1.43256 is effective on January 31, 2007.  As previously advised, January 31, 2007 is the automatic redemption date of Enterra Energy Corp. exchangeable shares.

The exchange ratio of Enterra Energy Corp. exchangeable shares on Redemption Date is calculated as follows:

Record date of Enterra Energy Trust distribution	January 31, 2007
Opening exchange ratio	1.42075
Enterra Energy Trust distribution per unit	US$0.06
Ten-day weighted-average US$ trading price of ENT (prior to January 31, 2007)	US$7.22
Increase in exchange ratio*	0.01181
Redemption date of the increase in exchange ratio	January 31, 2007
Exchange ratio as of redemption date	1.43256

*The exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT prior to the Redemption Date.

About Enterra: Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A.

For further information, please contact:

E. Keith Conrad

President and CEO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior VP and CFO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: vroskey@enterraenergy.com

www.enterraenergy.com